Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




05005278


SEC MAIL
RECEIVED
PROCESSING
JAN 19 2005
WASH, D.C.
202
SECTION

January 13, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

dlw 1/24

v\mb\ltr\Sec12s.doc

Press Release



Man Group plc

12 January 2005

Quarterly Funds Under Management Statement

Man Group plc, the global provider of alternative investment products and agency brokerage, makes the following Quarterly Funds Under Management Statement.

Funds under management at today's date are estimated to be $42 billion, up from $38.4 billion at 30 September 2004 (see footnote below).

Investor money raised in the three months to 31 December 2004 was $2.2 billion. 10 new private investor fund products were launched during the quarter. Sales from Man's global launch, Man RMF Multi-Style Series 2, accounted for $0.2 billion. The most recent global launch, Man AP Enhanced Ltd, raised $227 million but will not start trading until late January – it is therefore not included in the figures for this period. Joint venture sales (including the Japanese product and OM-IP 15seven) accounted for $0.8 billion. Other private investor sales, mainly relating to open-ended funds, accounted for $0.3 billion. Institutional sales in the quarter were $0.9 billion. The split of funds under management is private investor $24.5 billion (30 September 2004: $22.4 billion) and institutional $17.5 billion (30 September 2004: $16.0 billion). Redemptions remain at the low end of annualised long term experience and totalled $1.3 billion, of which private investor were $0.7 billion.

Quarterly Funds Under Management statements will henceforth be announced on the following timetable: early January; late March (with the pre-close statement); early July; and late September (with the pre-close statement).

Note: The funds under management figures exclude $0.7 billion relating to Westport, where Man has entered into an agreement to reduce its majority shareholding to less than 50%.



Enquiries

Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin Financial 020 7653 6620
Paul Lockstone
Vanessa Maydon
Lachlan Johnston

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

On the 12th January 2005, Mr Kevin Davis, Director of the Company,, sold 300,000 ordinary shares in Man Group plc at a price of 1402p. Following this transaction Mr Davis is deemed to be interested in a total of 1,032,261 Man Group plc ordinary shares representing approximately 0.34% of the company's issued share capital.

Man Group plc
11 January 2005

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 10 January 2005, the Net Asset Value of AHL Diversified Futures Ltd was US$22.51 down 3.72% from the previous week.

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Notification is given pursuant to Chapter 16.13 of the Listing Rules that on 6th January 2005 the security interest of the Employee Trust was decreased by 149,295 shares for nil consideration. The Employee Trust now has a security interest over 548,636 shares.

Executive Directors of the Company are deemed to be interested in the 548,636 shares over which the Employee Trust holds a security interest.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Man Group plc

2. Name of director

Alison Jane Carnwath

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alison Jane Carnwath

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

In relation to the director named above.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under the Man Group plc Dividend Reinvestment Plan (DRIP)

7. Number of shares / amount of stock acquired

615

8. Percentage of issued class

Insignificant

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares of 18 cents each

12. Price per share

1417p

13. Date of transaction

6 January 2005

14. Date company informed

6 January 2005

15. Total holding following this notification

68,108

16. Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

n/a

18. Period during which or date on which exercisable

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Mr Peter Clarke 020 7144 1420

25. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke 020 7144 1420

Date of Notification

6th January 2005

Man Group plc
5 January 2005

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 December 2004, the Net Asset Value of Athena Guaranteed Futures Ltd was US$76.29, down 0.39% from the previous month.

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
4 January 2005

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 3 January 2005, the Net Asset Value of AHL Diversified Futures Ltd was US$23.38 down 0.89% from the previous week.

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com